SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
FINAL AMENDMENT

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RAMIUS IDF MASTER FUND LLC
(Name of Issuer)

RAMIUS IDF MASTER FUND LLC
(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Thomas W. Strauss
Ramius IDF Master Fund LLC
599 Lexington Avenue, 19th Floor
New York, NY  10022
(212) 845-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth Gerstein Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2131

September 27, 2013
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:  $16,700.00                                                                  (a)   Amount of Filing Fee: $2.28 (b)

(a)	Calculated as the aggregate maximum purchase price for Interests.

(b)	Calculated at $136.40 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2.28

Form or Registration No.:  SC TO-I

Filing Party:  RAMIUS IDF MASTER FUND LLC

Date Filed:  September 27, 2013

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [X]

RAMIUS IDF MASTER FUND LLC

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on September 27, 2013 by Ramius IDF Master Fund LLC (the "Fund") in connection with an offer by the Fund to purchase up to $16,700 of limited liability company Interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the “Offer”).  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 27, 2013.

This is the final amendment to the Statement and is being filed to report the results of the Offer.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.         The Offer expired at 11:59 p.m., Eastern Time, on October 25, 2013.

2.         The Valuation Date of the Interests tendered pursuant to the Offer was December 31, 2013.

3.         The net asset value of the Interests tendered pursuant to the offer was calculated as of December 31, 2013.

4.         $16,700 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of the Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

RAMIUS IDF MASTER FUND LLC

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ramius IDF Master Fund LLC

By:	/s/ Stuart Davies
Name:	Stuart Davies
Title:	Manager

April 8, 2014